

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 12, 2015

Richard K. Smucker
Chief Executive Officer
The J. M. Smucker Company
One Strawberry Lane
Orrville, OH 44667-0280

   Re: The J. M. Smucker Company
     Form 10-K for Fiscal Year Ended April 30, 2015
     Filed June 25, 2015
     File No. 1-05111

Dear Mr. Smucker:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/H. Roger Schwall

         H. Roger Schwall
         Assistant Director
         Office of Natural Resources

cc: Jacob A. Kling
   Wachtell, Lipton, Rosen & Katz